 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 25, 2025
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on March 25, 2025, entitled "Equinor ASA: Share buy-back – first tranche for 2025 ".

Equinor ASA: Share buy-back – first tranche for 2025

Please see below information about transactions made under the first tranche of the 2025 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the tranche was announced: 5 February 2025.
The duration of the tranche: 6 February to no later than 2 April 2025.

Further information on the tranche can be found in the stock market announcement on its commencement dated 5 February 2025, available here: https://newsweb.oslobors.no/message/637712

From 17 March to 21 March 2025, Equinor ASA has purchased a total of 2,950,000 own shares at an average price of NOK 265.4230 per share.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)

17 March	OSE	600,000	261.1854	156,711,240.00
	CEUX
	TQEX

18 March	OSE	600,000	262.4377	157,462,620.00
	CEUX
	TQEX

19 March	OSE	600,000	264.8198	158,891,880.00
	CEUX
	TQEX

20 March	OSE	550,000	267.2509	146,987,995.00
	CEUX
	TQEX

21 March	OSE	600,000	271.5735	162,944,100.00
	CEUX
	TQEX

Total for the period	OSE	2,950,000	265.4230	782,997,835.00
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	13,250,000	258.5918	3,426,340,700.00
	CEUX
	TQEX
	Total	13,250,000	258.5918	3,426,340,700.00

Total buy-backs under the tranche (accumulated)	OSE	16,200,000	259.8357	4,209,338,535.00
	CEUX
	TQEX
	Total	16,200,000	259.8357	4,209,338,535.00

Following the completion of the above transactions, Equinor ASA owns a total of 85,315,234 own shares, corresponding to 3.05% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 77,356,027 own shares, corresponding to 2.77% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01 791

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: March 25, 2025	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer